Exhibit (g)

                        SOLICITATION AGENT FAQ/GUIDELINES

Transaction Basics:

     o Drake Merger Sub, Inc. is offering to purchase all of the outstanding common stock of Microware Systems Corporation for $0.68 per share, net to you in cash, without interest.

     o Drake is a wholly owned subsidiary of RadiSys Corporation, a leading independent provider of building blocks enabling next-generation Internet and communications systems.

     o The Offer is being made pursuant to the merger agreement agreed to among RadiSys, Drake and Microware. The merger agreement provides for the merger of Drake and Microware following the successful completion of the tender offer. Microware's board of directors has determined that the merger agreement, the tender offer and the merger are each advisable and fair to, and in the best interests of, the shareholders of Microware.

     o    If the merger takes place, Microware will no longer be publicly owned.


Why Is Microware Selling At This Time?

o In a letter to shareholders dated July 20, 2001, Kenneth B. Kaplan, Microware's Chairman and Chief Executive Officer, gave the following reasons:

     o The technology sector has experienced difficulties in the last year, with a noticeable worsening during the last six months. Many technology companies have seen their sales decrease, their profitability worsen, and their share prices plummet. Microware has working very hard to restore profitability, but has been unsuccessful thusfar. In addition, Microware explored various strategic alternatives available to Microware. It has become clear that selling Microware is the best and probably only course to protect the interests of its shareholders, customers, and employees.

     o Microware's quarterly losses mean that it would need additional capital to continue, and access to capital this year for a company in Microware's position is very difficult and costly.

     o RadiSys is also paying off an additional $2.2M of liabilities associated with the capital Microware raised last year.

     o Microware also faces delisting by Nasdaq; moving off that market would have a negative effect on the value and liquidity of your stock.

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o    In addition, because Microware has received very few proposals from potential acquirors, the board of Microware has determined it is unlikely that any third party would propose to acquire Microware at a price higher than $0.68 per share.

Is the Price Being Paid Fair to Microware's Shareholders?

          o The tender offer price is more than 50% higher than Microware's recent low of $0.37 per share during the first quarter of the current fiscal year, and approximately 42% higher than the last sale price of $0.48 per share on June 29, 2001, the last trading day before the signing of the merger agreement was announced.

          o Microware's investment bankers, Houlihan, Lokey, Howard & Zukin Capital, have given their opinion to Microware's board of directors that the consideration to be paid in the tender offer is fair the Microware's shareholders from a financial point of view.

Are All Shares Being Purchased At the Same Price?

          o    All shares are being purchased at the same price.

Is Management Receiving Any Special Deal in the Offer?

          o No member of management has received any preferential treatment or special compensation in connection with the transaction, other than the acceleration of options provided to all employees, including management, who hold options. No employment agreements, consulting agreements or similar arrangements have been entered into.

How Long Do I Have to Decide Whether to Tender?

          o Unless the tender offer is extended, you will have until the expiration of the offer at 5:00 p.m., New York City Time, on Thursday, August 2, 2001, to tender your shares into the offer. Radisys will purchase all properly tendered shares on the expiration date if the conditions to the tender offer are then met. If you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use the guaranteed delivery procedure.

How Do I Tender My Shares?

o To tender your shares, you must deliver the certificates representing your shares, together with a completed letter of transmittal and any other documents required by the letter of transmittal, to Mellon Investor Services LLC, the depositary for the tender offer, not later than the time the offer expires. If your shares are held in street name, the shares can be tendered by your nominee through Mellon Investor Services LLC. If you are unable to deliver any required document or instrument to the depositary by the expiration of the tender offer, you may gain some extra time by having a broker, a bank or other fiduciary that is an eligible institution guarantee that the missing items will be received by the depositary within

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     three Nasdaq National Market trading days. For the tender to be valid, however, the depositary must receive the missing items within that three trading day period.

o

Has Anyone Else Agreed to Tender?

          o Yes. The holders of approximately 37% of Microware's capital stock on a fully diluted bases have agreed to tender in the offer---including Motorola, Inc., and Kenneth B. Kaplan, Microware's CEO and Chairman.

What Happens If I Don't Tender?

          o The immediate risk to shareholders is that if 90% of the shares are not tendered, RadiSys has no obligation to close the tender offer or the merger, and Microware would then face perhaps an insurmountable task of continuing to operate on its own given its lack of resources and operating shortfalls.

          o If the tender offer is successfully completed and the merger takes place, shareholders not tendering in the offer will receive the same amount of cash per share that they would have received had they tendered their shares in the offer. Therefore, if the merger takes place, the only difference to you between tendering your shares and not tendering your shares is that you will be paid earlier if you tender your shares. If the tender offer is successfully completed and the merger does not take place, the number of shareholders and the number of shares of Microware that are still in the hands of the public may be so small that there may no longer be an active public trading market (or, possibly, there may not be any public trading market) for the Microware common stock. Microware already faces delisting by Nasdaq. Also, Microware may cease making filings with the Securities and Exchange Commission or otherwise cease being required to comply with the Securities and Exchange Commission rules relating to publicly held companies.

What Is The Deadline For Tendering My Shares?

          o Unless the tender offer is extended, the deadline is 5:00 p.m. New York City Time on August 2, 2001.


Why has Microware called a shareholder meeting and filed a proxy statement?

          o Because shareholder approval of the proposed merger is required under Iowa law, Microware must hold a shareholders meeting after the tender offer is closed, and it must transmit to its shareholders notice of the meeting along with a proxy statement describing the purpose of the meeting. A preliminary proxy statement must be filed with SEC at least 10 days before a definitive version is mailed to the shareholders. RadiSys intends to complete the merger following the close of the tender offer as soon as possible. Accordingly, Microware has filed a preliminary proxy statement with the SEC so that a definitive proxy statement can be mailed to its shareholders as soon as possible following the close of the offer.